

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Tesla, Inc.
901 Page Avenue
Legal Department
Fremont, California 94538
Attention: Rakhi I. Patel, Managing Counsel

Re: Tesla, Inc.
Form 10-Q Filed July 29, 2019
Exhibit Nos. 10.1, 10.2 and 10.3
File No. 001-34756

Dear Mr. Patel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance